Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2390)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

The board (the “Board”) of directors (the “Directors”) of Zhihu Inc. (the “Company”) is pleased to announce the unaudited annual consolidated results (the “Unaudited Annual Results”) of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These annual results have been prepared in accordance with generally accepted accounting principles in the United States of America (the “U.S. GAAP”) and have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year
	Ended December 31,
	2022	2021	Change (%)
	(RMB in thousands, except percentages)
Total revenues	3,604,919	2,959,324	21.8%
Gross profit	1,808,052	1,553,901	16.4%
Loss from operations	(1,603,751)	(1,390,709)	15.3%
Net loss	(1,578,403)	(1,298,880)	21.5%

Non-GAAP financial measures:
Adjusted loss from operations	(1,218,803)	(837,864)	45.5%
Adjusted net loss	(1,195,855)	(747,130)	60.1%

	For the Year
	Ended December 31,
	2022	2021	Change (%)
	(in millions)
Average monthly active users (MAUs)(1)	101.3	95.9	5.6%
Average monthly subscribing members(2)	9.8	5.1	93.2%

Notes:

(1)	MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2)	Monthly subscribing members refers to the number of our Yan Selection (鹽選) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following table sets forth the unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year
	Ended December 31,
	2022	2021
	(RMB in thousands)
Loss from operations	(1,603,751)	(1,390,709)
Add:
Shared-based compensation expenses	373,895	548,465
Amortization of intangible assets resulting from business acquisition	11,053	4,380

Adjusted loss from operations	(1,218,803)	(837,864)

Net loss	(1,578,403)	(1,298,880)
Add:
Shared-based compensation expenses	373,895	548,465
Amortization of intangible assets resulting from business acquisition	11,053	4,380
Tax effects on non-GAAP adjustments	(2,400)	(1,095)

Adjusted net loss	(1,195,855)	(747,130)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We delivered solid operating and financial results in 2022 despite the negative impact of the COVID-19 pandemic and macroeconomic uncertainties. Zhihu is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. We continued to cultivate the creation of fulfilling content, enhance the experience of our users and content creators, upgrade our technical infrastructure, and further enhance community culture. As we continued to iterate our infrastructure and algorithm, we further enhanced our capability of understanding of our users, allowing us to address their needs more accurately. At the same time, our refined content creation utilities and operations as well as our strengthened content creator support helped further encourage content creation. All the above effectively contributed to boosting the sustained vitality and prosperity of our community ecosystem. We had an average MAUs of 101.3 million in 2022, and our 63.1 million cumulative content creators contributed 505.9 million Q&As covering over 1,000 verticals as of December 31, 2022.

Our content-centric business model continued to demonstrate its significant growth potential in 2022, with total revenues increasing by 21.8% year-over-year to RMB3.6 billion. In particular, our paid membership growth momentum remained strong with an increase in revenue by 84.1% year-over-year to RMB1.2 billion in 2022, compared to RMB668.5 million in 2021. Vocational training further increased its contribution to our total revenues, from RMB45.8 million in 2021 to RMB248.3 million in 2022. Our content-commerce solutions services remained growing in 2022 despite the negative impact of COVID-19 in China. The multiple growth engines in our business model position us well for resilient and sustainable growth.

Zhihu Content

We believe that the quality of Zhihu content is vital to our business. We strive to inspire and support our content creators, especially the active creators to constantly contribute to our high- quality content library and to expand their creative horizons to cover more consumption scenarios within Zhihu community. Meanwhile, we updated our monetization model to enhance the incentive mechanism for our content creators and strengthen our multiple growth engines.

We leverage a technology-driven approach to optimize the operation of our fulfilling content and follow up to re-assess such content. We will continue to apply our technical capabilities, including artificial intelligence, natural language processing, and machine learning to further embrace the potential growth opportunities.

We continued to launch various initiatives and campaigns to diversify our content formats, such as thoughts, video and live-streaming, to fit into multi-scenario needs of our users. In addition, we diligently expand premium content offerings to satisfy the demand of our increasing subscribing members, which incentivizes our content creators and strengthens our brand image.

Zhihu Users

Our content continued to enable us to expand our diverse user base, while maintaining user engagement and loyalty. We integrate our growth strategies with all aspects of our operations, including our branding efforts. Our sales and marketing teams collaborate systematically with our growth management team to execute the strategies and optimize user acquisition.

We deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. Our content-centric approach to boost our brand recognition and marketing also includes cooperation with celebrities, targeted event campaigns, fans events, etc.

We are delighted to see encouraging performance across a range of user growth metrics, including our users base and user engagement. Our average MAUs increased by 5.6% from 95.9 million in 2021 to 101.3 million in 2022. Average monthly viewers grew by 20.6% from 503.6 million in 2021 to 607.4 million in 2022. Our users are young and diversified. As of December 31, 2022, more than 74% of our average MAUs were under 30, and female users accounted for 48.5% of our MAUs in December 2022.

Content Creators

The Zhihu brand has inspired our users to contribute and become content creators. We strive to continually empower them to generate content and encourage content diversity.

We continued to support the different needs of content creators at different stages. In addition, we provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially for their creative works through various channels. We continually developed various and customized incentive plans to better address and meet the needs of our content creators, such as Haiyan Plan (海鹽計劃) and Zhizhi Plan (致知計劃), which provide our content creators with an array of functional tools, better traffic support, and streamlined access to diversified monetization channels. As of December 31, 2022, Zhihu had 63.1 million cumulative content creators, who had contributed 505.9 million Q&As covering over 1,000 verticals.

Monetization

The ever-growing Zhihu content provides us with an avenue for monetization. Our content-centric monetization channels currently include online advertising, paid membership, content-commerce solutions, vocational training, and other services such as sales of our private label products and book series. We continued to improve the capabilities of our current monetization channels by improving the effectiveness of online advertising based on more accurate distribution to users and more diverse advertising products, expanding our premium content library for paid membership services, and providing merchants and brands with better content-centric marketing solutions and higher marketing effectiveness. During the year, we further diversified our monetization model which was empowered by our vibrant community, and completed our preliminary layout of vocational training business for our longer-term development. For a detailed discussion of our results, see “Management Discussion and Analysis.”

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

Looking ahead to 2023, we will continue to invest in content quality and further grow our user base and increase user engagement. Meanwhile, we will continue to strengthen our multiple growth engines by elevating our premium experience to attract new paying users and offering enhanced marketing products and effective advertising solutions. By diversifying our monetization model into paid membership and vocational training business, our revenue growth will be more resilient and sustainable. Furthermore, by continuing to refine our operational efficiency, we expect to drive the healthy and sustainable growth of our business in the long run.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year
	Ended December 31,
	2022	2021

	(RMB in thousands)
Revenues:
Advertising	926,296	1,160,886
Paid membership	1,230,804	668,507
Content-commerce solutions	1,030,184	973,986
Vocational training	248,266	45,823
Others	169,369	110,122

Total revenues	3,604,919	2,959,324

Cost of revenues	(1,796,867)	(1,405,423)

Gross profit	1,808,052	1,553,901

Selling and marketing expenses	(2,026,468)	(1,634,733)
Research and development expenses	(763,362)	(619,585)
General and administrative expenses	(621,973)	(690,292)

Total operating expenses	(3,411,803)	(2,944,610)

Loss from operations	(1,603,751)	(1,390,709)

Other income/(expenses):
Investment income	70,380	59,177
Interest income	68,104	31,305
Fair value change of financial instruments	(176,685)	27,846
Exchange gains/(loss)	71,749	(16,665)
Others, net	5,983	(4,391)

Loss before income tax	(1,564,220)	(1,293,437)
Income tax expense	(14,183)	(5,443)

Net loss	(1,578,403)	(1,298,880)
Net income attributable to noncontrolling interests	(2,754)	–
Accretion of convertible redeemable preferred shares to redemption value	–	(170,585)

Net loss attributable to Zhihu Inc.’s shareholders	(1,581,157)	(1,469,465)

Other comprehensive income/(loss):
Foreign currency translation adjustments	273,310	(143,190)

Total other comprehensive income/(loss)	273,310	(143,190)

	For the Year
	Ended December 31,
	2022	2021

	(RMB in thousands)
Total comprehensive loss	(1,305,093)	(1,442,070)
Net income attributable to noncontrolling interests	(2,754)	–
Accretions of convertible redeemable preferred shares to redemption value	–	(170,585)

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,307,847)	(1,612,655)

Revenues

Our total revenues were RMB3.6 billion in 2022, representing a growth of 21.8% from RMB3.0 billion in 2021. The increase was primarily driven by the expansion of our user base, as well as our growing average revenue per MAU. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2022 and 2021, respectively:

	For the Year Ended December 31,
	2022		2021
	RMB	%	RMB	%

	(in thousands, except percentages)
Revenues
Advertising	926,296	25.7	1,160,886	39.2
Paid membership	1,230,804	34.1	668,507	22.6
Content-commerce solutions	1,030,184	28.6	973,986	32.9
Vocational training(1)	248,266	6.9	45,823	1.6
Others(1)	169,369	4.7	110,122	3.7

Total	3,604,919	100.0	2,959,324	100.0

Note:

(1)	As we commenced to report revenue from vocational training business separately, revenue from vocational training and others in 2021 have been retrospectively re-classified for purposes of presenting in this report.

Advertising revenue decreased by 20.2% from RMB1.2 billion in 2021 to RMB926.3 million in 2022. The decrease primarily reflected the headwinds faced by the general online advertising industry in China under the challenging macroeconomic environment in China and the COVID-19 pandemic situation in 2022.

Paid membership revenue increased significantly by 84.1% from RMB668.5 million in 2021 to RMB1.2 billion in 2022, primarily attributable to the continued growth of our subscribing members. The number of our average monthly subscribing members increased significantly from 5.1 million in 2021 to 9.8 million in 2022, demonstrating the attractiveness of our premium content library.

Content-commerce solutions revenue increased from RMB974.0 million in 2021 to RMB1,030.2 million in 2022. The increase was primarily driven by the development of our user base in 2022.

Vocational training revenue increased from RMB45.8 million in 2021 to RMB248.3 million in 2022, primarily driven by the growth of our diverse online course offerings, and the revenue contributions from our recently acquired business in 2022.

Other revenues increased substantially from RMB110.1 million in 2021 to RMB169.4 million in 2022, primarily due to the increased sales of our private label products and book series.

Cost of Revenues

Our cost of revenues increased by 27.9% from RMB1.4 billion in 2021 to RMB1.8 billion in 2022. The increase was primarily attributable to the increase in content and operational costs to enhance our content attractiveness and the increase in cloud services and bandwidth costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2022 and 2021, respectively:

	For the Year Ended December 31,
	2022		2021
	RMB	%	RMB	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	906,224	25.1	750,554	25.4
Cloud service and bandwidth costs	403,442	11.2	328,346	11.1
Staff costs	206,633	5.7	142,699	4.8
Payment processing costs	136,778	3.8	74,285	2.5
Others	143,790	4.0	109,539	3.7

Total	1,796,867	49.8	1,405,423	47.5

Gross Profit and Margin

In 2021 and 2022, our gross profit was RMB1.6 billion and RMB1.8 billion, respectively, and our gross profit margin was 52.5% and 50.2%, respectively. The slight decrease in our gross profit margin was primarily due to the increase of our staff costs and payment processing costs.

Operating Expenses

Total operating expenses were RMB3.4 billion in 2022, compared with RMB2.9 billion in 2021.

Selling and marketing expenses increased by 24.0% from RMB1.6 billion in 2021 to RMB2.0 billion in 2022, primarily due to our increased marketing activities to promote our products and service offerings and to strengthen Zhihu’s brand awareness.

Research and development expenses increased by 23.2% from RMB619.6 million in 2021 to RMB763.4 million in 2022, primarily due to the increase in salaries and welfare of research and development personnel in 2022.

General and administrative expenses decreased by 9.9% from RMB690.3 million in 2021 to RMB622.0 million in 2022, primarily due to lower share-based compensation expenses recognized, partially offset by the increase in salaries and welfare of management personnel and the expense related to our dual primary listing on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Loss from Operations

Loss from operations was RMB1.6 billion in 2022, compared with RMB1.4 billion in 2021.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations was RMB1.2 billion in 2022, compared with RMB837.9 million in 2021.

Net Loss

Net loss was RMB1.6 billion in 2022, compared with RMB1.3 billion in 2021.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss was RMB1.2 billion in 2022, compared with RMB747.1 million in 2021.

Implications of Exchange Rate Fluctuations

We recorded a loss of RMB176.7 million in fair value change of financial instruments in 2022, compared with a gain of RMB27.8 million in 2021. The loss in 2022 was primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in 2022.

We recorded an exchange gain of RMB71.7 million in 2022, compared with a loss of RMB16.7 million in 2021, which was primarily due to the appreciation of U.S. dollars against Renminbi.

We recorded RMB273.3 million of other comprehensive income in 2022, compared with RMB143.2 million of other comprehensive loss in 2021. Our other comprehensive income/loss included foreign currency translation adjustments. Such other comprehensive income recorded in 2022 reflected the increase in balance, expressed in Renminbi, of current assets denominated in

U.S. dollars as U.S. dollars appreciated against Renminbi during the period.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB7.4 billion and RMB6.3 billion as of December 31, 2021 and 2022, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year
	Ended December 31,
	2022	2021

	(RMB in thousands)
Net cash used in operating activities	(1,114,954)	(440,234)
Net cash provided by/(used in) investing activities	3,490,467	(3,136,503)
Net cash (used in)/provided by financing activities	(108,350)	4,876,247
Effects of exchange rate changes on cash and cash equivalents	101,528	(100,169)

Net increase in cash and cash equivalents	2,368,691	1,199,341
Cash and cash equivalents at the beginning of the year	2,157,161	957,820

Cash and cash equivalents at the end of the year	4,525,852	2,157,161

Significant Investments

We did not make or hold any significant investments in 2022.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies in 2022.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of December 31, 2022.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gains/losses generated from the balances of cash and cash equivalents and term deposits denominated in U.S. dollars. Due to the appreciation of U.S. dollars against Renminbi in 2022, we record a loss of fair value change of financial instruments to currency exchange options and forward contracts on our consolidated statements of operations and comprehensive loss. See “– Implications of Exchange Rate Fluctuations.”

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest- earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of December 31, 2022, we did not have any material contingent liabilities.

Employees and Remuneration

As of December 31, 2022, we had 2,515 full-time employees. The following table sets forth the total number of our employees by function as of December 31, 2022:

Function	Number of Employees	Percentage
Content and Content-Related Operations	810	32.2%
Research and Development	981	39.0%
Sales and Marketing	484	19.3%
General Administration	240	9.5%

Total	2,515	100.0%

We offer employees competitive salaries,   performance-based cash bonuses,   regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

After the Listing, we have complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, from the Listing Date to the date of this announcement, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Class A ordinary shares of the Company (the “Class A Ordinary Shares”) were only listed on the Stock Exchange on April 22, 2022 (the “Listing Date”), since which time the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) has been applicable to the Company.

The Company has adopted the Code for Dealings in Securities by Management (the “Company’s Code”), with terms no less exacting that the Model Code as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company’s Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company’s Code since the Listing Date up to the date of this announcement.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Annual Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The Unaudited Annual Results disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the Reporting Period is still in progress. The figures in respect of the Company’s unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated balance sheets and the related notes thereto for the year ended December 31, 2022 as set out in the preliminary announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period and up to the date of this announcement, the Company repurchased a total of 6,466,307 Class A Ordinary Shares (the “Repurchased Shares”), comprising 46,100 Repurchased Shares on the Stock Exchange at an aggregate consideration of HK$1,332,270 and 6,420,207 Repurchased Shares on the New York Stock Exchange at an aggregate consideration of US$16,528,989. Particulars of the Repurchased Shares are as follows:

	No. and Method of	Price paid per share				Aggregate
Month of Repurchase	Repurchased Shares	Highest		Lowest		Consideration
Second Quarter of 2022	46,100 on the Stock Exchange	HK$	30	HK$	27.6	HK$	1,332,270
	229,450 on the New York Stock Exchange	US$	3.96	US$	3.61	US$	872,964
Third Quarter of 2022	4,590,471 on the New York Stock Exchange	US$	3.72	US$	2.11	US$	12,123,968
Fourth Quarter of 2022	1,600,286 on the New York Stock Exchange	US$	2.8	US$	1.78	US$	3,532,056

As at the date of this announcement, the number of Class A Ordinary Shares in issue was reduced by 6,466,307 shares as a result of the cancellation of the Repurchased Shares on July 27, 2022, October 25, 2022 and January 20, 2023. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the weighted voting rights (“WVR”) beneficiary (“WVR Beneficiary”) of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his 381,306 Class B ordinary shares (“Class B Ordinary Shares”) into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on July 27, 2022, October 25, 2022 and January 20, 2023, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange during the Reporting Period and up to the date of this announcement.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the date of this announcement.

Use of Proceeds from Global Offering

On April 22, 2022, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange. The Company did not receive net proceeds from the Global Offering. The Selling Shareholders (as defined in the prospectus dated April 11, 2022) received all the net proceeds of the Global Offering.

Dividend

The Board does not recommend the distribution of annual dividend for the Reporting Period.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Note	2022	2021
		RMB	RMB
Revenues	6	3,604,919	2,959,324
Cost of revenues		(1,796,867)	(1,405,423)

Gross profit		1,808,052	1,553,901
Operating expenses:
Selling and marketing expenses		(2,026,468)	(1,634,733)
Research and development expenses		(763,362)	(619,585)
General and administrative expenses		(621,973)	(690,292)

Total operating expenses		(3,411,803)	(2,944,610)

Loss from operations		(1,603,751)	(1,390,709)
Other income/(expenses):
Investment income		70,380	59,177
Interest income		68,104	31,305
Fair value change of financial instruments		(176,685)	27,846
Exchange gains/(losses)		71,749	(16,665)
Others, net		5,983	(4,391)

Loss before income tax		(1,564,220)	(1,293,437)
Income tax expense	7	(14,183)	(5,443)

Net loss		(1,578,403)	(1,298,880)
Net income attributable to noncontrolling interests		(2,754)	–
Accretions of convertible redeemable preferred shares to redemption value		–	(170,585)

Net loss attributable to Zhihu Inc.’s shareholders		(1,581,157)	(1,469,465)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Note	2022	2021
		RMB	RMB
Other comprehensive income/(loss):
Foreign currency translation adjustments		273,310	(143,190)

Total other comprehensive income/(loss)		273,310	(143,190)

Total comprehensive loss		(1,305,093)	(1,442,070)
Net income attributable to noncontrolling interests		(2,754)	–
Accretions of convertible redeemable preferred shares to redemption value		–	(170,585)

Comprehensive loss attributable to Zhihu Inc.’s shareholders		(1,307,847)	(1,612,655)

Net loss per share, basic and diluted	5	(5.19)	(6.12)
Weighted average number of ordinary shares, basic and diluted	5	304,836,318	240,174,108

Share-based compensation expenses included in:
Cost of revenues		11,861	18,973
Selling and marketing expenses		24,334	31,947
Research and development expenses		62,503	57,595
General and administrative expenses		275,197	439,950

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2022	2021
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		4,525,852	2,157,161
Term deposits		948,390	2,815,509
Short-term investments		787,259	2,239,596
Trade receivables	3	834,251	831,628
Amounts due from related parties		24,798	18,196
Prepayments and other current assets		199,249	272,075

Total current assets		7,319,799	8,334,165
Non-current assets:
Property and equipment, net		7,290	9,865
Intangible assets, net		80,237	68,308
Goodwill		126,344	73,663
Long-term investments		–	19,127
Term deposits		–	159,393
Right-of-use assets		100,119	126,512
Other non-current assets		22,450	14,132

Total non-current assets		336,440	471,000

Total assets		7,656,239	8,805,165
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	4	916,112	1,026,534
Salary and welfare payables		283,546	313,676
Taxes payable		25,975	66,184
Contract liabilities		355,626	239,757
Amounts due to related parties		24,861	83,591
Short-term lease liabilities		53,190	40,525
Other current liabilities		165,531	127,447

Total current liabilities		1,824,841	1,897,714

Non-current liabilities
Long-term lease liabilities		43,367	82,133
Deferred tax liabilities		11,630	14,030
Other non-current liabilities		82,133	73,139

Total non-current liabilities		137,130	169,302

Total liabilities		1,961,971	2,067,016

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
Note	2022 RMB	2021 RMB
Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,500,000,000 and 1,550,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 279,835,705 and 297,419,878 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	234	226
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 19,227,592 and 18,940,652 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	15	15
Treasury stock	(33,814)	–
Additional paid-in capital	13,615,042	13,350,347
Accumulated other comprehensive loss	(65,808)	(339,118)
Accumulated deficit	(7,861,973)	(6,280,816)
Total Zhihu Inc.’s shareholders’ equity	5,653,696	6,730,654
Noncontrolling interests	40,572	7,495
Total shareholders’ equity	5,694,268	6,738,149
Total liabilities and shareholders’ equity	7,656,239	8,805,165

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	GENERAL INFORMATION

Zhihu Inc. (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in the operation of one online content community and monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in the People’s Republic of China (the “PRC” or “China”). In March 2021, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

(b)	Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entities’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the Group’s unaudited condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to assessment for the determination of the fair value of convertible redeemable preferred shares valuation, the allowance for credit losses of trade receivables, recognition of share-based compensation expenses and purchase price allocation in relation to acquisitions.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the unaudited condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the unaudited condensed consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed consolidated statements of operations and comprehensive loss.

(e)	Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

3.	TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of	As of
	December 31,	December 31,
	2022 RMB	2021 RMB
Trade receivables, gross	927,132	890,223
Provision of allowance for expected credit losses	(92,881)	(58,595)
Trade receivables, net	834,251	831,628

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31,	As of December 31,
	2022 RMB	2021 RMB
0-3 months	451,360	495,638
3-6 months	143,434	219,410
6-12 months	153,255	124,725
Over 1 year	179,083	50,450
Trade receivables, gross	927,132	890,223

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of	As of
	December 31,	December 31,
	2022 RMB	2021 RMB
0-3 months	840,404	981,953
3-6 months	48,298	43,664
6-12 months	26,119	253
Over 1 year	1,291	664
Total	916,112	1,026,534

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on invoice date and the amounts of accrued liabilities were categorized as 0-3 months.

5.	NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the year ended December 31, 2021 and 2022. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the year ended December 31,
	2022	2021
Numerator (RMB in thousands):
Net loss	(1,578,403)	(1,298,880)
Net income attributable to noncontrolling interests	(2,754)	–
Accretions of preferred shares to redemption value	–	(170,585)
Net loss attributable to ordinary shareholders	(1,581,157)	(1,469,465)
Denominator:
Weighted average number of ordinary shares outstanding, basic	304,836,318	240,174,108
Weighted average number of ordinary shares outstanding, diluted	304,836,318	240,174,108
Net loss per share, basic (RMB)	(5.19)	(6.12)
Net loss per share, diluted (RMB)	(5.19)	(6.12)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the year ended December 31,
	2022	2021
Share options	5,144,513	24,368,217

6.	REVENUE

Key revenues streams are as below (in thousands):

	For the year ended December 31,
	2022 RMB	2021 RMB
Advertising service	926,296	1,160,886
Paid membership service	1,230,804	668,507
Content-commerce solutions	1,030,184	973,986
Vocational Training	248,266	45,823
Others	169,369	110,122
Total revenue	3,604,919	2,959,324

7.	TAXATION

(a)	Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax (“EIT”) Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Two subsidiaries and one subsidiary of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the years ended December 31, 2022 and 2021, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the years ended December 31, 2022 and 2021.

The components of income tax expenses for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	For the year ended December 31,
	2022 RMB	2021 RMB
Current income tax expenses	16,583	5,443
Deferred income tax benefit	(2,400)	–
Total	14,183	5,443

8.	DIVIDEND

The Board does not recommend the distribution of any annual dividend for the year ended December 31,2021 and 2022.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The annual report for the Reporting Period will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc. Yuan Zhou
Chairman

Hong Kong, March 22, 2023

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha as executive Directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non- executive Directors.